UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

Tortoise Power and Energy Infrastructure Fund, Inc.

(Name of Subject Company (Issuer))

Tortoise Power and Energy Infrastructure Fund, Inc.

(Name of Filing Person(s) (Issuer))

SHARES OF COMMON STOCK

(Title of Class of Securities)

89147X104

(CUSIP Number of Class of Securities)

Tortoise Capital Advisors, L.L.C.
6363 College Boulevard, Suite 100A
Overland Park, Kansas 66211
913-981-1020

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

With a copy to:

Steven F. Carman, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112

October 2, 2023

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission on October 2, 2023 (the “Schedule TO”), by Tortoise Power and Energy Infrastructure Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 5% of its outstanding shares of common stock (the “Offer), for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on November 1, 2023 (or if the Offer is extended, on the Offer is extended). Filed herewith as Exhibit (a)(5)(iii) is a copy of the Press Release issued by the Fund on November 2, 2023 announcing the preliminary results of the Offer, and the information contained therein is incorporated herein by reference.

ITEMS 1   THROUGH 9 and ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Tortoise Power and Energy Infrastructure Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 5% of its outstanding shares of common stock (the “Offer”), for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on November 1, 2023 (or if the Offer is extended, on the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated October 2, 2023 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

Not applicable.

ITEM 12.  EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chief Executive Officer of the Fund and Offer to Purchase.(3)
(a)(1)(ii)	Letter of Transmittal.(3)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(3)
(a)(1)(iv)	Letter to Clients and Client Instruction Form.(3)
(a)(1)(v)	Notice of Guaranteed Delivery.(3)
(a)(1)(vi)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated August 16, 2023.(1)
(a)(5)(ii)	Press Release dated October 2, 2023.(3)
(a)(5)(iii)	Press Release dated November 2, 2023.*
(b)(1)(i)	Credit Agreement with the Bank of Nova Scotia.(2)
(b)(1)(ii)	First Amendment to the Bank of Nova Scotia Credit Agreement.(2)
(b)(1)(iii)	Second Amendment to the Bank of Nova Scotia Credit Agreement.(2)
(b)(1)(iv)	Third Amendment to the Bank of Nova Scotia Credit Agreement.(2)
(b)(1)(v)	Fourth Amendment to the Bank of Nova Scotia Credit Agreement.(2)
(b)(1)(vi)	Fifth Amendment to the Bank of Nova Scotia Credit Agreement.(3)
(d)(1)	Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare, Inc. and Georgeson LLC.(3)
(g)	Not applicable.
(h)	Not applicable.
107	Calculation of Filing Fees.(3)

____________

(1)      Previously filed on Schedule TO-C via EDGAR on August 16, 2023.

(2)      Incorporated by reference to Exhibits 99.(B)(1) to Registrant’s Form SC TO-I, filed on October 3, 2022 (File No. 005-89337).

(3)     Previously filed on Schedule TO-I via EDGAR on October 2, 2023.

*        Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tortoise Power and Energy Infrastructure Fund, Inc.
By:
Name:	P. Bradley Adams
Title:	Chief Executive Officer

November 2, 2023

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(5)(iii)	Press Release dated November 2, 2023.

5